ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 9, 2006

06011788

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2006 MAR 21 A 10: 51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
9 March 2006 (ASX Announcement & Media Release – Gulf Coast Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

9 March 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST UPDATE

- **Preliminary logs confirm several pay zones in the SL328 #8 well, Lake Long, Lafourche Parish, South Louisiana.**
- **Good progress in lease acquisition program on Gulf Coast 3D Project.**

SL 328 #8 well, Lake Long, Lafourche Parish, South Louisiana (FAR 1.375%)
Logs confirm several pay zones.

The SL328 #8 well has reached planned total depth and has been logged. Potential oil and gas pay zones have been identified in the D, E, F-1, F-2, G and H sand zones between 9,900 and 10,900 feet. Sidewall cores are being run to evaluate some additional uphole potential.



Based on preliminary interpretation of logs, 27.4 feet of net pay has been identified in 3 zones with further possible pay of up to 17.3 feet in other zones within the wellbore.

The SL328 #8 was drilled as a deviated well targeting multiple objective sands prospective for oil and gas below 9,900 feet. These normally pressured objectives are supported by a combination of subsurface well control and 3D seismic and are productive elsewhere in the Field.

The SL328 #8 well continues FAR's run of successes at Lake Long with economic modelling suggesting a pay back in less than 6 months. A planned deep Hollywood test well is scheduled for later in 2006.

All working interests at Lake Long are subject to State and other minor royalties. The only other participant in the well is the operator, Kriti Exploration Inc, of Houston Texas

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Gulf Coast Texas 3D Seismic Project

Following formal execution of an Agreement to participate for a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity, FAR is pleased to report that good progress has been made in the lease acquisition program.

The Operator reports that 4,317 gross and 3127 net acres have been signed up with title searches continuing to yield more prospective ground. Acceptance of lease terms by mineral owners has been encouraging providing a good core base for the proposed 3D program.

FAR will join an established Houston based operator ("Operator") in a proposed 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry to the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au